EXPENSE LIMITATION AGREEMENT

ROGÉ PARTNERS FUNDS

This EXPENSE LIMITATION AGREEMENT, effective as of October 31 , 200 6 is by and between R.W. Rogé & Company, Inc. (the “Advisor”) and Rogé Partners Funds (the “Trust”), on behalf of the Rogé Partners Fund, a series of the Trust (the “Fund”).

WHEREAS, the Trust is organized under Delaware Statutory Trust Law, and is registered under the Investment Company Act of 1940 (the “1940 Act”) as an open-end management company of the series type; and

WHEREAS, the Trust and the Advisor have entered into an Investment Advisory Agreement (the “Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund might otherwise be subject;

NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1.

Expense Limitation

1.1  Operating Expense Limit.  The maximum Operating Expense Limit in any year with respect to the Fund is 1.99% of the average daily net assets of the Fund.

1.2  Applicable Expense Limit.  To the extent that the aggregate expenses incurred by the Fund in any fiscal year (referred to as “Fund Operating Expenses”) exceed the Operating Expense Limit, the excess amount (“Excess Amount”) will be the liability of the Advisor.  Fund Operating Expenses may include, but are not limited to, investment advisory fees of the Advisor , taxes, interest, loan commitment fees , brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Adviser, U.S. Securities and Exchange Commission fees, state Blue Sky qualification fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund’s existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings.   For the purposes of this expense limitation agreement, Fund Operating Expenses do not include dividends on securities sold short, non-recurring expenses, expenses of underlying investment companies, other expenditures capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

1.3 Method of Computation.  To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses will be annualized as of the last day of the month.  If the annualized Fund Operating expenses exceed the Operating Expense Limit of the Fund for the month, the Advisor will remit to the Fund an amount sufficient to reduce the annualized Fund Operating Expenses Limit.

1.4 Year-End Adjustment.  If  necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced by the Advisor, as well as other payments remitted by the Advisor to the Fund with respect to adjustments made to the Fund Operating Expenses for the previous fiscal year, shall equal the Excess Amount.

2.  Reimbursement of Fee Waivers and Expense Reimbursements

2.1 Reimbursement. If during any quarter in which the Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses of a Portfolio for the quarter are less than the Operating Expense Limit for that quarter, the Advisor will be entitled to reimbursement of fees waived or remitted by the Advisor to the Fund pursuant to Section 1 of this Agreement.  The total amount of reimbursement recoverable by the Advisor (the “Reimbursement Amount”) is the sum of all fees previously waived or remitted by the Advisor to the Fund during any of the previous three (3) years, pursuant to Section l of this Agreement, less any reimbursement previously paid by the Fund to the Advisor with respect to any waivers, reductions, and payments made with respect to the Fund, provided, that the amount payable to the Adviser pursuant to this Section 2.1 is limited to not more than the difference between the Operating Expense Limit for the quarter and the actual Fund Operating Expenses for that quarter.  The Reimbursement Amount shall not include fees waived and expenses reimbursed prior to the date of this Agreement.  In addition, the Reimbursement Amount may not include any additional charges or fees, such as interest accruable on the Reimbursement Amount.

2.2  Board Approval.  No Reimbursement Amount will be paid to the Advisor in any fiscal quarter unless the Trust's Board of Trustees has determined that a reimbursement is in the best interest of the Fund and its shareholders.  The Trust's Board of Trustees will determine quarterly in advance whether any Reimbursement Amount may be paid to the Advisor during the quarter.

3.    Term and Termination of Agreement.

This Agreement will continue in effect until October 31, 200 7 and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (the “Independent  Trustees”).  Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business.  Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust.

4.    Miscellaneous.

4.1 Captions.  The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

4.2  Interpretation.  Nothing in this Agreement requires the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, Bylaws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject, nor does this Agreement relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3 Definitions.  Any questions of interpretation of any term or provision of this Agreement  has the same meaning and is to be resolved by reference to the 1940 Act and the Advisory Agreement between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

R.W. Rogé & Company

By: Ronald W. Rogé

Name:

Ronald W. Rogé

Title:

Chairman & CEO

Rogé Partners Funds

By: Steven M. Rogé

Name:

Steven M. Rogé

Title:

President